4/23

08003176

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Opel International Inc.

*CURRENT ADDRESS Suite 501 - 121 Richmond Street West
Toronto, Ontario M5H 2K1
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

FILE NO. 82- 35213

FISCAL YEAR 12/31/06

- *Complete for initial submissions only* ** *Please note name and address changes*

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082-35213

AR/S
12-31-06

OPEL



2006 annual report

OPEL



GENERAL

OPEL International Inc. (formerly Tandem Resources Ltd.) ("the Company") has completed the Reverse Take-Over ("RTO") with Opel Inc. ("Opel") which was approved by shareholders at the last Annual Meeting on September 26th, 2006 and has received conditional approval of the TSX Venture Exchange for listing. The Company is in the development stage and is engaged principally in the development and marketing of concentrating solar panels for commercial applications and developing a gallium arsenide microchip and the process to produce it for various applications.

Opel, incorporated under the laws of Delaware, is an early-stage technology company that is developing gallium arsenide based processes and semi-conductor microchip products having several potential major market applications: solar concentrator cells and panels for use in power grid applications and infrared sensor arrays for security monitoring and imaging along with the unique combination of optical (lasers) and electronic control circuits on the same microchip for telecommunication applications such as *Fiber To The Home* ("FTTH"). The use of gallium arsenide as the key material in Opel's solar cell development will permit the use of these cells under solar concentration with greatly increased output compared to flat plate solar collector designs done in silicon, as presently used. Opel has been awarded several US Department of Defense projects since 2000. These have been and continue today to support Opel's Planar Opto-Electronic Technology ("POET") process development, infrared sensing technology, optical/ laser development and the combination of electronic circuits and lasers on the same microchip. Opel remains active in this area with several new projects underway with the US Department of Defense. Since inception, Opel has filed a total of 40 patents of which 17 have been granted to date.

The solar cell development is based on the use of gallium arsenide chips being designed by OPEL which will be processed by the Canadian Photonics Fabrication Center ("CPFC") which is a part of the Canadian National Research Centre in Ottawa, Canada. The next phase of an Opel solar cell multi-junction development will be based on a variation of Opel's POET technology after the transfer is complete from Opel's UCONN Laboratory to a qualified fabrication source such as CPFC in Ottawa. This variation will include an adjusted transistor design.

Opel's POET technology, in development stage, allows the combination of electronic and optical devices on a single die. POET uses a single base material, gallium arsenide, for the optical and electronic parts. It is expected that POET, when completed will have the ability to integrate lasers, modulators, photo receivers, passive optics and high-speed, low-power electronics in a monolithically fabricated die. Opel believes that this POET technology will enable it to produce integrated circuits ("ICs") that are superior to existing ICs in terms of both speed and cost. Management of Opel believes that the solar cell development using a variation of POET, without the laser sections and an adjusted transistor design, will also be capable of producing electricity for use in the alternative energy sector. Through the use of solar concentrating panels, the operating efficiency of the solar cell is increased while the cost per output watt of electricity is significantly reduced, especially when compared with present day flat plate solar panel technology in silicon. Opel believes that a variation of the POET process will support infrared sensing applications which are the subject of a current project involving Opel and the U.S. Air Force for the US Department of Defense. Opel has completed a proof of concept of the POET process in its development laboratories at UCONN and continues to work on the combined laser action and electronics on the same die.

Opel is positioned to document and enhance the POET process which management believes will allow the development of customer prototypes. Opel's objective is to use these prototypes to obtain initial customer design wins. A critical step to enable Opel to develop the prototype is to transfer the POET technology to a fabrication facility to allow Opel to begin fabricating both alpha, beta and initial production samples for customers. Opel is working with the Canadian Photonics Fabrication Centre ("CPFC") in Ottawa, which is part of the National Research Council Canada, as its prototype fabrication and initial production facility. Opel signed an initial Phase I agreement with the CPFC in late February, 2006 for the purpose of outlining milestones necessary for the transfer of the POET technology. Opel has also reviewed other qualified GaAs based facilities as potential transfer partners as they may relate to the military projects. Some of those include BAE Systems.

OTHER

The *Annual Meeting of shareholders* will be held in the Melinda Gallery of the Ontario Club, 3rd Floor, 1 King Street West in the City of Toronto, Ontario on **Wednesday, June 27th, 2007** at 11:00 a.m. (Toronto time). We look forward to meeting you at that time.

CONCLUSION

The Company and its Board of Directors wishes to thank all those who assisted in any way with its ventures during the past year.

On Behalf of the Board of Directors

Robert G. Pico, C.E.O.
May 19th, 2007

The accompanying financial statements contained in this report were prepared by and the responsibility of management. The statements were prepared in accordance with Canadian generally accepted accounting principles and include management's best judgments and estimates. Where alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial information presented elsewhere in this report is consistent with that in the financial statements.

The Company maintains a system of internal controls which provides management with reasonable assurance that financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded.

The financial statements have been audited by Smith, Nixon & Co. LLP., the independent external auditors appointed by shareholders. In that capacity, they have examined and reported on the financial statements for the year ended December 31, 2006. The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors and has recommended their approval by the Board of Directors.

Robert G. Pico
Chief Executive Officer
Toronto, Ontario
May 19th, 2007

For the year ended December 31, 2006

The following discussion and analysis of the operations, results, and financial position of Opel International Inc. (the "Company") for the year ended December 31, 2006 should be read in conjunction with the December 31, 2006 audited consolidated financial statements and the related notes thereto. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The effective date of this report is May 7, 2007. All financial figures are in United States dollars (US) unless otherwise indicated.

Forward-Looking Statements

This management discussion and analysis contains forward-looking statements that involve risks and uncertainties. It uses words such as "may", "would", "could", "will", "likely", "except", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", and other similar expressions to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the early stage of the Company's development and the possibility that future development of the Company's technology and business will not be consistent with management's expectations, difficulties with achieving in commercial production or interruptions in such production if achieved, the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, the uncertainty of profitability and failure to obtain adequate financing on a timely basis. The Company undertakes no obligation to update forward-looking statements if circumstances or Management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Business Overview

Opel International Inc. (formerly Tandem Resources Ltd.), incorporated in the Province of Ontario and continued in the Province of New Brunswick on January 30, 2007, is in the development stage and is engaged principally in the development and marketing of concentrating solar panels for commercial applications and developing a gallium arsenide microchip and the process to produce it for various applications. On September 26, 2006, the shareholders of the Company approved a capital transaction agreement with Opel Inc. ("Opel") a private, technology company, incorporated under the laws of Delaware. The capital transaction was accounted for as a reverse take over ("RTO").

Opel Inc. is an early-stage technology company that is developing gallium arsenide based processes and semi-conductor microchip products having several potential major market applications: solar concentrator cells and panels for use in power grid applications and infrared sensor arrays for security monitoring and imaging along with the unique combination of optical (lasers) and electronic control circuits on the same microchip for telecommunication applications such as Fiber To The Home (FTTH). The use of gallium arsenide as the key material in Opel's solar cell development will permit the use of these cells under solar concentration with greatly increased output compared to flat plate solar collector designs done in silicon, as presently used. Opel has been awarded several US Department of Defense projects since 2000. These have been and continue today to support Opel's Planar Opto Electronic Technology ("POET") process development, infrared sensing technology, optical/laser development and the combination of electronic circuits and lasers on the same microchip. Opel remains active in this area with several new projects underway with the US Department of Defense.

The solar cell development is based on the use of gallium arsenide chips being designed by OPEL which will be processed by the Canadian Photonics Fabrication Center ("CPFC") which is a part of the Canadian National Research Centre in Ottawa, Canada. The next phase of an Opel solar cell multi-junction development will be based on a variation of Opel's POET technology after the transfer is complete from Opel's UCONN Laboratory to a qualified fabrication source such as CPFC in Ottawa. This variation will include an adjusted transistor design.

Opel's POET technology, which is in development, allows the combination of electronic and optical devices on a single die. POET uses a single base material, gallium arsenide, for the optical and electronic parts. It is expected that POET, when completed will have the ability to integrate lasers, modulators, photo receivers, passive optics and high-speed, low-power electronics in a monolithically fabricated die. Opel believes that this POET technology will enable it to produce integrated circuits ("ICs") that are superior to existing ICs in terms of both speed and cost. Management of Opel believes that the solar cell development using a variation of POET, without the laser sections and an adjusted transistor design, will also be capable of producing electricity for use in the alternative energy sector. Through the use of solar concentrating panels, the operating efficiency of the solar cell is increased while the cost per output watt of electricity is significantly reduced, especially when compared with present day flat plate solar panel technology in silicon. Opel believes that a variation of the POET process will support infrared sensing applications which are the subject of a current project involving Opel and the U.S. Air Force for the US Department of Defense.

Opel has completed a proof of concept of the POET process in its development laboratories at UCONN and continues to work on the combined laser action and electronics on the same die. Opel is positioned to document and enhance the POET process which management believes will allow the development of customer prototypes. Opel's objective is to use these prototypes to obtain initial customer design wins. A critical step to enable Opel to develop the prototype is to transfer the POET technology to a fabrication facility to allow Opel to begin fabricating both alpha, beta and initial production samples for customers. Opel is working with the Canadian Photonics Fabrication Centre ("CPFC") in Ottawa, which is part of the National Research Center, as its prototype fabrication and initial production facility. Opel signed an initial Phase I agreement with the CPFC in late February, 2006 for the purpose of outlining milestones necessary for the transfer of the POET technology. Opel has also reviewed other potential transfer partners as they may relate to the military projects.

Opel was founded in December 2000. It received its first two government contract awards in 2001, for an aggregate of US$1.07 million. During 2001, Opel demonstrated its first thyristor operation (electrical only) and obtained two patents. In 2002, Opel received five government contract awards totaling US$660,000 and obtained 12 additional patents. As well, it demonstrated its first high frequency optoelectronic oscillator device. Opel has filed a total of 40 patents of which 17 have been granted to date.

Significant Events in 2006

The Company achieved certain milestones in 2006 which are significant to the development of the Company and are considered necessary foundation achievements to the Company's future success.

1. RTO transaction with Tandem Resources Ltd.
2. Added two new board members with experience in solar cells, infrared image sensing security and communication semiconductors
3. Obtained two awards of $750,000 each from the United States Air Force Research Labs for the Phase II Small Business Initiative Research Awards (SBIR) – High Frequency Optoelectronic Oscillator.
4. Successfully established the steps required to transfer the POET process from Opel's UCONN Laboratory to CPFC in Ottawa.
5. Initial work by the CPFC on the design and fabrication of Opel's first generation solar chip prototypes.
6. Hiring of Marketing VP and the CFO.

Selected Annual Information

The following are the highlights of financial data of the Company for the most recently completed three financial years which have been prepared in accordance with Canadian generally accepted accounting principles:

	2006	2005	2004
Sales	$ 1,100,424	$ 821,260	$ 871,985
Research and development	1,091,351	591,807	670,932
Amortization	106,487	72,160	-
General and administrative	1,769,260	252,956	620,995
Professional fees	294,607	48,943	-
Interest expense	65,501	117,113	-
Stock based compensation	81,868	147,709	-
Net loss	$(2,308,650)	$ (409,428)	$ (419,942)

Explanation of 2006 Annual Results

During 2006, The Company generated sales of $1,100,424 as compared to sales of $821,260 in 2005. This increase was due to the addition of new SBIR contracts with the US Government.

Total expenses for 2006 were $3,409,074 compared to $1,230,688 in 2005. The significant increase in overall expenses from 2006 to 2005 were as a result of the increases in certain major areas such as; research and development (2006 - $1,091,351; 2005 - $591,807), professional fees (2006 - $294,607; 2005 - $48,943) and general and administrative (2006 - $1,769,260; 2005 - $252,956), most of the increased G&A was due to costs associated with executing the RTO, fund raising, the top level development of the solar product plan, and the addition of a management staff.

In 2005, the Company received over $2,500,000 in equity financing before issuance costs. These funds were used in the current year to expand its R&D program. The Company also increased its general and administrative expenses with the hiring of key senior personnel such as engineers, marketing personnel and other support staff. Other expenses included costs commensurate with laying the foundation for the RTO, which took place in September of 2006 and the identification of the steps required to transfer of the Company's POET process from the UCONN labs to the CPFC in Ottawa.

Additional expenses included in general and administrative include; insurance, rent, health insurance and marketing and promotional costs. Many of these expenses were not incurred in 2005 since the Company was not as well funded and the corporate management was increased in 2006.

The increase is also due to the fact that this amount is consolidated as of September 27, 2006.

Professional fees increased significantly due to the legal and financial requirements associated with general business development and regulatory reporting requirements.

The net loss for the year ended December 31, 2006 was $2,308,650 as compared to $409,428 for the year ended December 31, 2005. Basic and diluted net loss per common share for fiscal 2006 and 2005 were $0.17 and $0.04 respectively. The current year's losses included non-cash expenses of $297,868 relating to stock options of $81,868 and $216,000 in to be issued penalty share valuations. Similar non-cash expenses were $147,709 in 2005.

Summary of Quarterly Results

The following are the highlights of financial data of The Company for the most recently completed eight quarters which have been prepared in accordance with Canadian generally accepted accounting principles. All amounts herein are expressed in United States dollars unless otherwise indicated:

	Dec. 31/06	Sept. 30/06	Jun. 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05	Jun. 30/05	Mar. 31/05
Sales	191,761	310,080	428,640	169,943	178,396	223,420	265,734	153,710
Research and development	137,096	264,821	352,003	337,431	135,577	226,720	147,495	82,015
Amortization	31,360	25,042	32,471	17,614	18,040	18,040	18,040	18,040
Professional fees	25,785	56,313	97,725	114,784	33,872	2,193	8,134	4,744
Stock-based compensation	-	-	5,017	76,851	147,709	-	-	-
General and administrative	824,053	320,886	289,771	334,550	69,658	94,196	35,859	53,244
Interest expense	4,055	20,191	20,468	20,787	67,365	17,288	17,097	15,363
Net income (loss)	(830,588)	(377,173)	(368,815)	(732,074)	(293,824)	(135,017)	39,109	(19,696)

Explanation of Quarterly Results

The Company's net loss for the three months ended December 31, 2006 was $830,588 compared with a net loss of $293,824 for the same period in 2005. The three months ended December 31, 2006 included the consolidated loss of both Companies along with a non-cash charge of $216,000, representing a listing delay penalty for the Company not obtaining a current listing on the TSX Venture Exchange.

Financial Condition

The Company had a working capital deficit of $272,849 at December 31, 2006 compared to working capital of $1,946,638 on December 31, 2005. The cash flow deficit in the current year is due in part to the Company having deferred share issue costs of $343,725. Cash has been spent on these share issue costs, the benefits of which will be recognized in 2007.

During the year, the Company's focus was on completing the proposed RTO with Tandem Resources Ltd. and obtaining a listing on the TSX Venture Exchange. A large portion of the costs relating to this RTO have been netted against proceeds in the current year. Management has procured the necessary financing to continue its R&D and to return its attention the core business of the Company. Subsequent to December 31, 2006, the Company raised approximately $7,800,000 in equity financing and debt financing.

Summary of the RTO transaction

On September 26, 2006, the shareholders of the Company approved a reverse takeover ("RTO") transaction with Opel Inc. a private, technology company incorporated under the laws of Delaware.

Under the terms of the RTO transaction, that commenced on December 30, 2005, the Company purchased newly issued Class A common shares from the treasury of Opel Inc. and purchased promissory notes payable by Opel Inc. from note holders in exchange for private placement units (refer to note 8). Effective with the approval of the RTO, the holders of Opel Inc's. 5,972,000 common shares, being all the shares not owned by the Company, were given the right to exchange each common share held in Opel Inc. into one common share of the Company. This was evidenced by the cancellation of all the common shares of Opel Inc. and the issuance of Exchangeable Shares of Opel Inc. (the "Exchangeable Shares") to the same holders, which was completed subsequent to December 31, 2006. The Exchangeable Shares cannot be transferred or sold unless exchanged into common shares of the Company. The effect of this share exchange along with other common shares of the Company held by shareholders of Opel Inc. and the effective control of the management of the Company by Opel Inc. resulted in the transaction being accounted for as a RTO. The RTO was accounted for as a capital transaction as the Company did not meet the definition of a business.

As at December 31, 2006, the Company is obligated to do the following to complete the RTO:

In order to provide holders of the 5,972,000 Opel Inc. Exchangeable Shares with voting rights at the Company level pending exchange or redemption of the Exchangeable Shares, a special voting share of the Company will be created and issued to a Trustee on behalf of holders of the Exchangeable Shares. The special voting share will carry a number of votes equal to the number of Exchangeable Shares outstanding.

In conjunction with the RTO on September 26, 2006, the Company changed its name to Opel International Inc. and consolidated its shares on a 1:20 basis. The consolidation resulted in a reduction in the number of shares outstanding by 216,000,178. Unless otherwise stated, all information related to common shares, stock options and warrants have been retroactively adjusted to reflect this share consolidation.

The Company also agreed to assume, on substantially the same terms and conditions the 660,000 outstanding share purchase warrant and 3,030,000 stock options of Opel Inc.

Critical Accounting Estimates

Stock-based Compensation

The Company uses the fair value method to account for stock options granted after January 1, 2003. Under the fair value method, The Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to stock options under shareholders' equity. Upon exercise of these stock options, amounts previously credited to stock options under shareholders' equity are reversed and credited to share capital.

Other stock-based payments

The Company accounts for other stock-based payments based on the fair value of the equity instruments issued in exchange for the receipt of goods and services from non-employees by using the stock price and other measurement assumptions as at the measurement date.

Related Party Transactions

On October 30, 2006, a Director loaned $14,000 to the Company for a period ending April 30, 2007 at an interest rate of prime plus 1%. A loan agreement was entered into with the Company and 200,000 shares of Richmond Minerals Inc. were pledged as collateral.

Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximate the carrying values due to their short term nature.

Strategy and Outlook

The Company is prepared for an exciting 2007. There are a number of projects planned, many of which already began. The short-term and long-term goals of the Company include, but are not limited to the following:

- Produce and test Opel's first prototype solar chip at the CPFC in Ottawa. The first chips are due the second quarter of 2007.
- Migrate Opel's prototype concentrating solar panel to manufacturing for low level production orders to be filled in the second half of 2007, and then ramping up for large production orders by 2008.
- Execute on Opel's first order for a solar installation in Ontario to take advantage of the Ontario government's offer to purchase solar generated electricity at a rate of Cdn.$0.42 per kWhr.
- Close and start delivery of several new concentrated solar panel inquiries and potential orders.
- Establish the transfer of the POET technology to the CPFC in Ottawa and/or another qualified fabrication facility. This transfer OPEL believes will then provide a foundation going forward of capacity at CPFC.

Subsequent events

Subsequent to December 31, 2006, the Company raised approximately $7,800,000 in equity and debt financing, has obtained a conditional approval to list its stock on the TSX Venture Exchange, and on April

23, 2007 purchased a perpetual, irrevocable, license to core intellectual property from UCONN. (Refer to note 18 on the audited consolidated financial statements of the Company for more details of subsequent events).

Outstanding Share Data

	Number of Shares	Amount
Balance, December 31, 2004	1,860,537	$ 17,667,747
Common shares issued, net of issue costs	5,037,500	2,518,750
Issued for repayment of advances from a director	170,000	85,000
Value assigned to warrants	-	(922,255)
Issued for assignment of promissory notes and receivables	3,508,021	1,754,011
Value assigned to warrants	-	(621,308)
Balance, December 31, 2005	10,576,058	20,481,945
Common shares issued, net of issue costs	792,500	396,250
Value assigned to warrants	-	(136,466)
	11,368,558	20,741,729
Elimination of share capital in Tandem Resources Ltd.	-	(20,741,729)
Acquisition of net assets, net of issue costs (note 2)	-	3,632,744
Proportion related to 5,972,000 shares to be issued	-	(1,217,408)
Value assigned to warrants at the date of acquisition	-	(165,000)
Share capital carryforward from Opel Inc.	-	5,972
Common shares issued for cash, net of issue costs	333,333	180,000
Value assigned to warrants	-	(67,454)
Balance, December 31, 2006	11,701,891	$ 2,368,854

Outstanding warrant data:

	Number of Warrants	Fair Value ($)	Exercise Price ($)	Expiry Date
	9,508,021	-	0.75	December 30, 2008
Broker warrants	660,000	165,000	0.50	December 30, 2008
	166,667	56,326	0.75	November 20, 2009
Broker warrants	33,333	11,128	0.60	November 20, 2009
	10,368,021		232,454	

Outstanding Stock options:

Value	Exercisable Options	Number of Options	Exercise Price ($)	Expiry Date
-	15,000	15,000	1.66	May 4, 2007
-	1,800,000	1,800,000	0.001	March 14, 2010
32,824	200,000	200,000	0.25	May 15, 2012
65,648	400,000	400,000	0.25	May 18, 2012
49,237	300,000	300,000	0.50	December 30, 2012
76,906	310,000	310,000	0.50	March 15, 2013
4,962	20,000	20,000	0.50	June 26, 2013
229,577	3,045,000	3,045,000		

Contractual Obligations

Opel leases office space and research facilities. The office lease extends to April, 2011 whereas the lease on the research facility ends in September, 2007. The total obligation to the end of both leases is $155,048.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Disclosure Controls

Based on an evaluation of The Company's disclosure controls and procedures, The Company's Chief Executive Officer and Chief Financial Officer have concluded at December 31, 2006 that these controls and procedures operated effectively.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. It was concluded that there is a weakness in the Company's ability to adequately segregate the duties of the Chief Financial Officer due its size. Management concluded and the Board of Directors agreed that this weakness has not resulted in any material errors in the financial statements of the Company.

This weakness will be mitigated as the Company grows and increases the staffing levels.

Key Business Risks and Uncertainties

Dependence Upon Key Personnel – Opel depends on its senior management and technical staff. If Opel is unable to attract and retain key personnel, it may have a material adverse effect on the Company.

Production Capability – Opel has no history of product production and must rely on outsourcing its products to other companies for production. Delays in product development or the transition to production may cause a material adverse effect to the Company.

Technology Changes – Opel's products are highly reliant upon keeping pace with technological changes. Opel's products are complex and rely on state of the art design methodologies to optimize them for market. If Opel can not afford to keep pace with these changes, it may have a material adverse effect on the Company.

Major Competitors – Opel may face several competitors before it brings its products to market or after thus loosing market share which may have a material adverse effect on the Company.

Additional Information

Additional information relating to The Company is available on SEDAR at www.sedar.com.

On behalf of the Board of Directors

Michael McCoy, C.F.O.

SMITH NIXON

Smith Nixon LLP
Chartered Accountants
Suite 1900, 390 Bay Street
Toronto, Ontario
M5H 2Y2

T: 416.361.1622
F: 416.367.1238
www.smith-nixon.com

To the Shareholders of
Opel International Inc. (formerly Tandem Resources Ltd.)
(a development stage company),

We have audited the consolidated balance sheet of Opel International Inc. (formerly Tandem Resources Ltd.) (a development stage company) as at December 31, 2006 and the consolidated statements of operations and deficit, shareholders' equity and cash flows for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of Opel International Inc. as at December 31, 2005 and the statements of operations and deficit, shareholders' equity and cash flows for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 31, 2006 except as to note 8 of the 2005 financial statements which was dated July 2, 2006.

Smith Nixon LLP

Licensed Public Accountants
Chartered Accountants
Toronto, Ontario
April 11, 2007

CONSOLIDATED BALANCE SHEETS
(Expressed in US Dollars)

DECEMBER 31,	2006	2005
Assets		
Current		
Cash	$ 117,022	$ 2,160,002
Unbilled accounts receivables	156,657	73,985
Prepaids and other current assets	37,700	-
Marketable securities (Note 4)	17,961	-
	329,340	2,233,987
Other assets	25,046	-
Equipment (Note 5)	239,518	137,745
Patents (Note 6)	175,503	191,133
Deferred share issue costs (Note 7)	343,675	-
	$ 1,113,082	$ 2,562,865
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 602,189	$ 287,349
Notes payable to related parties (Note 12)	14,000	1,620,291
	616,189	1,907,640
Shareholders' Equity		
Share capital (Note 8(b))	2,368,854	1,966,266
Shares to be issued (Note 11)	1,433,408	-
Warrants (Note 9)	232,454	-
Contributed surplus (Note 10)	229,577	147,709
Deficit	(3,767,400)	(1,458,750)
	496,893	655,225
	$ 1,113,082	$ 2,562,865

On behalf of the Board of Directors

Robert G. Pico, Director

Leon M. Pierhal, Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in US Dollars)

For The Years Ended December 31, 2006 and 2005

	2006	2005	Cumulative from inception on December 29, 2000 to December 31, 2006
Sales	$ 1,100,424	$ 821,260	$ 3,939,821
Expenses			
Research and development	1,091,351	691,617	3,433,439
General and administration (note 11)	2,253,451	423,363	4,011,715
Interest expense	65,501	117,113	259,260
Other (income) expense	(1,229)	(1,405)	2,807
	3,409,074	1,230,688	7,707,221
Net loss	(2,308,650)	(409,428)	(3,767,400)
Deficit, beginning of year	(1,458,750)	(1,049,322)	-
Deficit, end of year	$(3,767,400)	$(1,458,750)	$(3,767,400)
Basic and diluted loss per share (Note 13)	$ (0.17)	$ (0.04)	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)

For The Years Ended December 31, 2006 and 2005

	2006	2005	Cumulative from inception on December 29, 2000 to December 31, 2006
CASH (USED IN) PROVIDED BY			
OPERATING ACTIVITIES			
Net loss	**$(2,308,650)**	$ (409,428)	$(3,767,400)
Adjustment for:			
Amortization of equipment	**90,856**	56,429	299,212
Amortization of patents	**15,630**	15,732	52,295
Other (income) expense	**2,814**	-	2,814
Stock option compensation (Note 10)	**81,868**	147,709	229,577
Listing delay penalty (Note 11)	**216,000**	-	216,000
	(1,901,482)	(189,558)	(2,967,502)
Net change in non-cash working capital:			
Unbilled accounts receivable	**(66,619)**	(33,314)	(140,604)
Prepaid and other assets	**(34,806)**	-	(34,806)
Deferred share issue costs	**(343,675)**	-	(343,675)
Accounts payable and accrued liabilities	**292,428**	166,709	579,578
	(2,054,154)	(56,163)	(2,907,009)
INVESTING ACTIVITIES			
Purchase of furniture and equipment	**(192,629)**	(84,443)	(538,730)
Purchase of patents	**-**	(2,000)	(227,798)
Cash acquired on reverse takeover	**51,781**	-	51,781
	(140,848)	(86,443)	(714,747)
FINANCING ACTIVITIES			
Repayment of notes payable to related parties	**(5,000)**	-	(5,000)
Proceeds from notes payable to related parties	**14,000**	325,754	1,634,295
Issue of common shares for cash, net of issue costs	**143,022**	1,958,375	2,109,483
	152,022	2,284,129	3,738,778
NET CHANGE IN CASH	**(2,042,980)**	2,141,523	117,022
CASH, beginning of year	**2,160,002**	18,479	-
CASH, end of year	**$ 117,022**	$ 2,160,002	$ 117,022

The accompanying notes are an integral part of these consolidated financial statements.

OPEL INTERNATIONAL INC.

(Formerly Tandem Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in US Dollars)

	Shares issued and subscribed		Warrant	Contributed	Shares to	Accumulated	
	# of Shares	Share Value	Value	Surplus	be issued	deficit	Total
Balance from inception on December 29, 2000 to December 31, 2003	1,760,537	$ 17,581,747	$ -	$ -	$ -	$ (17,141,204)	$ 440,543
Shares issued on under private placement	100,000	86,000	-	-	-	-	86,000
Loss for the year	-	-	-	-	-	(393,850)	(393,850)
Balance at December 31, 2004	1,860,537	17,667,747	-	-	-	(17,535,054)	132,693
Issued for cash under private placement	5,037,500	2,518,750	-	-	-	-	2,518,750
Issued for repayment of advances from director	170,000	85,000	-	-	-	-	85,000
Black Scholes value of warrants on private placement	-	(922,255)	922,255	-	-	-	-
Issued for assignment of promissory notes and receivables	3,508,021	1,754,011	-	-	-	-	1,754,011
Black Scholes value of warrants issued on assignment	-	(621,308)	621,308	-	-	-	-
Loss for the year	-	-	-	-	-	(174,151)	(174,151)
Balance at December 31, 2005	10,576,058	20,481,945	1,543,563	-	-	(17,709,205)	4,316,303
Issued for cash under private placement, net of issue costs	792,500	396,250	-	-	-	-	396,250
Black Scholes value of warrants on private placement	-	(136,466)	136,466	-	-	-	-
Elimination of share capital of Tandem Resources LTD.	-	(20,741,729)	(1,680,029)	-	-	17,709,205	(4,712,553)
Share capital and equity carried forward on reverse takeover	-	5,972	-	229,577	-	(1,458,750)	(1,223,201)
Acquisition of net assets, net of issue costs (Note 2)	-	3,632,744	-	-	-	-	3,632,744
Black Scholes value of warrants assumed on RTO	-	(165,000)	165,000	-	-	-	-
Shares to be issued (Note 11)	-	(1,217,408)	-	-	1,217,408	-	-
Issued for cash under private placement	333,333	180,000	-	-	-	-	180,000
Black Scholes value of warrants on private placement	-	(67,454)	67,454	-	-	-	-
Listing delay penalty shares to be issued	-	-	-	-	216,000	-	216,000
Loss for the year	-	-	-	-	-	(2,308,650)	(2,308,650)
Balance at December 31, 2006	11,701,891	$ 2,368,854	$ 232,454	$ 229,577	$ 1,433,408	$ (3,767,400)	$ 496,893

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

1. DESCRIPTION OF BUSINESS

Opel International Inc. (formerly Tandem Resources Ltd.) (the "Company"), incorporated in the Province of Ontario is in the development stage and is engaged principally in developing a gallium arsenide microchip and the process to produce it. The Company's research and development ("R&D") efforts relate to the commercialization of optical laser, infrared detection, and smart solar microchips using planar opto electronic technology ("POET"). Additionally, the Company is developing a concentrating solar panel. Through December 31, 2006, the Company has provided, incidental to its own extensive R&D activities, services under "fixed price" and "cost plus" R&D contracts exclusively with the Department of Defense of the United States of America. Such contracts relate to either preparing documentation on feasibility and/or developing product prototypes.

2. REVERSE TAKEOVER AND NAME CHANGE

On September 26, 2006, the shareholders of the Company approved a reverse takeover ("RTO") transaction with with Opel Inc. a private, technology company incorporated under the laws of Delaware.

Under the terms of the RTO transaction, that commenced on December 30, 2005, the Company purchased newly issued Class A common shares from the treasury of Opel Inc. and purchased promissory notes payable by Opel Inc. from note holders in exchange for private placement units (refer to note 8). Effective with the approval of the RTO, the holders of Opel Inc's. 5,972,000 common shares, being all the shares not owned by the Company, were given the right to exchange each common share held in Opel Inc. into one common share of the Company. This was evidenced by the cancellation of all the common shares of Opel Inc. and the issuance of Exchangeable Shares of Opel Inc. (the "Exchangeable Shares") to the same holders, which was completed subsequent to December 31, 2006. The Exchangeable Shares cannot be transferred or sold unless exchanged into common shares of the Company. The effect of this share exchange along with other common shares of the Company held by shareholders of Opel Inc. and the effective control of the management of the Company by Opel Inc. resulted in the transaction being accounted for as a RTO. The RTO was accounted for as a capital transaction as the Company did not meet the definition of a business.

The comparative figures presented in the consolidated financial statements are those of Opel Inc.

The net assets acquired by the Company in the RTO at estimated fair values were as follows:

Cash	$	51,781
Other current assets		38,201
Other assets		26,849
Investment and loan receivable		4,579,969
Accounts payable		(22,412)
		4,674,388
Transaction cost		(1,041,644)
	$	3,632,744

As at December 31, 2006, the Company is obligated to do the following to complete the RTO:

In order to provide holders of the 5,972,000 Opel Inc. Exchangeable Shares with voting rights at the Company level pending exchange or redemption of the Exchangeable Shares, a special voting share of the Company will be created and issued to a Trustee on behalf of holders of the Exchangeable Shares. The special voting share will carry a number of votes equal to the number of Exchangeable Shares outstanding.

2. REVERSE TAKEOVER AND NAME CHANGE (Continued)

In conjunction with the RTO on September 26, 2006, the Company changed its name to Opel International Inc. and consolidated its shares on a 1:20 basis. The consolidation resulted in a reduction in the number of shares outstanding by 216,000,178. Unless otherwise stated, all information related to common shares, stock options and warrants have been retroactively adjusted to reflect this share consolidation.

The Company also agreed to assume, on substantially the same terms and conditions the 660,000 outstanding share purchase warrant and 3,030,000 stock options of Opel Inc. (Notes 9 and 10).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarized as follows:

Basis of presentation
These consolidated financial statements are expressed in United States dollars.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Significant estimates and assumptions relate to but are not limited to the following: stock based payments, warrant valuations, valuation allowances and impairment assessments. Actual results could differ from those estimates.

Marketable securities
Marketable securities represent short-term investments which are carried at the lower of the cost or quoted market value.

Revenue, Costs and Accounts Receivable Recognition
Revenues under cost plus R&D contracts are recognized as services are provided. Unbilled costs and fees are shown as unbilled accounts receivable. R&D costs are recognized as incurred, and accounts receivable are recognized when billed under the terms of the contracts. To December 31, 2006, all amounts billed have been collected.

Equipment
Equipment is recorded at cost less accumulated amortization. Amortization is calculated based on the estimated useful life of the asset using the following rates and methods:

Machinery and equipment - 28.6% or 40%, Declining Balance
Furniture and fixtures - 28.6% or 40%, Declining Balance
Office equipment - 28.6% or 40%, Declining Balance
Leasehold improvements - Straight Line, 5 years

Patents
Patents are recorded at cost and amortized on a straight line basis over their estimated finite useful lives which is estimated at 15 years. Ongoing maintenance costs are expensed as as incurred. The expiry of the patents range from 6 - 11 years.

Impairment of long-lived assets
The Company evaluates the recoverability of long-lived assets, which include patents and equipment, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. This valuation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows expected to be derived from these assets. If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations of asset recoverability. There were no significant indicators of impairment of the carrying values of the Company's long-lived assets at December 31, 2006.

Stock-based compensation
Stock options and warrants awarded to non-employees are accounted for using the fair value method. Stock options and warrants awarded to employees on or after January 1, 2003 are accounted for using the fair value method. The fair value of stock options granted is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense included in general and administrative expenses in the consolidated statements of loss and deficit and contributed surplus within shareholders' equity on the consolidated balance sheets. On the exercise of stock options, the total of the consideration received and the accumulated contributed surplus relating to those options is credited to share capital. Fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, the future tax assets or liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Loss per share
Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

4. **MARKETABLE SECURITIES**

	Shares	Market Value	Cost
Tribute Minerals Inc.	4,476	$ 803	$ 304
Yangarra Resources Inc.	3,578	896	289
Titanium Corporation Inc.	595	1,470	457
Richmond Minerals Inc. (1)	200,000	15,026	16,691
Other	-	-	220
Balance, December 31, 2006	208,649	$ 18,195	$ 17,961

(1) These shares have been pledged as collateral against a $14,000 loan from a director. (Note 12)

5. **EQUIPMENT**

2006	**Cost**	**Accumulated amortization**	**Net Book Value**
Machinery and equipment	**$ 463,261**	**$ 279,347**	**$ 183,914**
Furniture and fixture	**43,593**	**6,229**	**37,364**
Office equipment	**30,859**	**13,433**	**17,426**
Leasehold improvements	**1,017**	**203**	**814**
Balance, December 31, 2006	**$ 538,730**	**$ 299,212**	**$ 239,518**

2005	Cost	Accumulated amortization	Net Book Value
Machinery and equipment	$ 334,368	$ 200,553	$ 133,815
Office equipment	11,732	7,802	3,930
Balance, December 31, 2005	$ 346,100	$ 208,355	$ 137,745

6. PATENTS

2006		Cost		Accumulated amortization		Net book value
Patents	$	227,361	$	51,858	$	175,503

2005		Cost		Accumulated amortization		Net book value
Patents	$	227,361	$	36,228	$	191,133

7. DEFERRED SHARE ISSUE COSTS

Prior to December 31, 2006, the Company initiated a private placement financing of up to $9,000,000 (Refer to note 18). This financing is expected to close subsequent to December 31, 2006. Costs to date associated with this financing were $343,675. These costs will be charged against the funds received on closing.

8. SHARE CAPITAL

(a) AUTHORIZED

Unlimited number of common shares

(b) COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, December 31, 2004	1,860,537	$ 17,667,747
Common shares issued, net of issue costs	5,037,500	2,518,750
Issued for repayment of advances from a director	170,000	85,000
Value assigned to warrants	-	(922,255)
Issued for assignment of promissory notes and receivables	3,508,021	1,754,011
Value assigned to warrants	-	(621,308)
Balance, December 31, 2005	10,576,058	20,481,945
Common shares issued, net of issue costs	792,500	396,250
Value assigned to warrants	-	(136,466)
	11,368,558	20,741,729
Elimination of share capital in Tandem Resources Ltd.	-	(20,741,729)
Acquisition of net assets, net of issue costs (note 2)	-	3,632,744
Proportion related to 5,972,000 shares to be issued	-	(1,217,408)
Value assigned to warrants at the date of acquisition	-	(165,000)
Share capital carryforward from Opel Inc.	-	5,972
Common shares issued for cash, net of issue costs	333,333	180,000
Value assigned to warrants	-	(67,454)
Balance, December 31, 2006	11,701,891	$ 2,368,854

8. SHARE CAPITAL (Continued)

On December 30, 2005, the Company completed a private placement of 5,207,500 units at $0.50 per unit. Each unit is comprised of one common share of the Company and one common share purchase warrant, being exercisable at a price of 0.75 per warrant, expiring on December 30, 2008. Within this private placement, 170,000 of the units were issued to a director to repay $85,000 of cash advances made to the Company during 2005 and 250,000 units were issued to the same director for $210,000. The Company received net proceeds of $2,518,750 from this financing. The fair value of the warrants was estimated to be $922,255.

On December 30, 2005, the Company issued 3,508,021 units at $0.50 per unit for the assignment of $1,754,011 promissory notes including accrued interest receivable of $91,644 from OPEL Inc. Each unit consisted of one common share of the Company and one common share purchase warrant being exercisable at a price of $0.75 per warrant, expiring on December 30, 2008. The fair value of warrants was estimated to be $621,308.

On February 15, 2006, the Company completed a private placement of 792,500 of the Company at $0.50 per unit for gross proceeds of $396,250. Each unit is comprised of one common share of the Company and one common share purchase warrant, being exercisable at a price of $0.75 per warrant, expiring on December 30, 2008. This concluded Tranche 1 of the private placement under the proposed reverse take-over transaction (refer to note 11). The fair value of the warrants was estimated to be $136,466.

On November 20, 2006, the Company issued under a private placement 333,333 units at a cost of $0.60 per unit for net proceeds of 180,000. Each unit is comprised of one common share of the Company and one-half common share purchase warrant to purchase one common share of the Company until November 20, 2009 at a price of $1.00 per share. The Company also issued 33,333 broker warrants to purchase common shares of the Company at a price of $0.60. The fair value of the warrants and broker warrants was estimated at $56,326 and $11,128 respectively.

The fair value of the warrants issued in 2006 and 2005 were estimated using the Black-Scholes option pricing model. The assumptions used were as follows:

	2006	2005
Risk-free interest rate	4.6%	2.33%
Dividend yield	0%	0%
Volatility	70%	100%
Estimated life	3 years	1 year

9. WARRANTS

The following table reflects the continuity of warrants:

	Average exercise price	Number of warrants	Black-Scholes value
Balance, December 31, 2004	$ 1.66	62,250	$ -
Issued	0.75	8,715,521	1,543,563
Expired	1.66	(12,250)	-
Balance, December 31, 2005	0.75	8,765,521	1,543,563
Issued	0.75	792,500	142,101
Elimination of share warrant value on RTO		-	(1,685,664)
Value of broker warrants assumed on RTO	0.50	660,000	165,000
Issued	0.75	166,667	56,326
Broker warrants issued	0.60	33,333	11,128
Expired	-	(50,000)	-
Balance, December 31, 2006	$ 0.73	10,368,021	$ 232,454

As at December 31, 2006 the following warrants were outstanding:

	Number of Warrants	Fair Value ($)	Exercise Price ($)	Expiry Date
	9,508,021	-	0.75	December 30, 2008
Broker warrants	660,000	165,000 (1)	0.50	December 30, 2008
	166,667	56,326	0.75	November 20, 2009
Broker warrants	33,333	11,128 (2)	0.60	November 20, 2009
	10,368,021	232,454		

(1) Refer to note 2

(2) The expiry date of these warrants is subject to regulatory approval.

The 660,000 Broker warrants assumed during the RTO were valued at $165,000. The warrants were valued using the Black-Scholes option pricing model using the following assumptions; risk-free interest rate of 4.74%, volatility factor of 70%, dividend yield of 0% and an expected life of 3 years.

10. STOCK OPTIONS AND CONTRIBUTED SURPLUS

The Company has a stock option plan (the "Plan") in place under which the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and technical consultants. The number of shares that can be issued under the plan cannot exceed 10% of the total number of outstanding common shares. The options under the plan vest immediately upon issue.

10. STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding under the plan are as follows:

	Number of stock options		Weighted average exercise price	
	2006	2005	**2006**	2005
			$	
Opening Balance	**30,000**	-	**1.66**	-
Options expired	**(15,000)**	-	**1.66**	-
Options assumed on RTO	**3,030,000** (1)	-	**0.15**	-
Options granted	-	30,000	-	1.66
Closing balance	**3,045,000**	30,000	**0.16**	1.66

(1) Refer to note 2

On May 4, 2005, the Company granted 30,000 stock options with an exercise price of $1.66 per share, expiring May 4, 2007. The stock options vested on the date of the grant. The stock options were fair valued on the date of grant using the Black Scholes option pricing model, with volatility at 27%, a risk free rate of 2.23% and expected life of 2 years, there was no value attributed to these options.

During the year, no options were granted or exercised, however, 15,000 options expired.

The Company assumed 3,030,000 stock options of Opel Inc. on the RTO. Included in the options assumed were the 330,000 stock options granted in 2006 (2005 - 2,700,000) to employees and consultants to purchase common shares at a price of $0.50 for a period of 7 years from the date of grant. The estimated value of the 330,000 options was $81,868 (2005 - 2,700,000 options - $147,709). The stock options valued using the Black-Scholes option pricing model using the following assumptions; volatility, 70%; risk-free interest rate, 4.74%; dividend yield, 0%; and expected life of 7 years (2005 - volatility, 70%; risk-free interest rate, 4%; dividend yield, 0%; and expected life of 3 years).

All options outstanding at December 31, 2006 are fully vested and are exercisable.

Details of the stock options outstanding at December 31, 2006 and 2005 were as follows:

2006

Value ($)	Exercisable Options	Number of Options	Exercise Price ($)	Expiry Date
-	15,000	15,000	1.66	May 4, 2007
-	1,800,000	1,800,000	0.001	March 14, 2010
32,824	200,000	200,000	0.25	May 15, 2012
65,648	400,000	400,000	0.25	May 18, 2012
49,237	300,000	300,000	0.50	December 30, 2012
76,906	310,000	310,000	0.50	March 15, 2013
4,962	20,000	20,000	0.50	June 26, 2013
229,577	3,045,000	3,045,000		

2005

Value ($)	Exercisable Options	Number of Options	Exercise Price ($)	Expiry Date
-	30,000	30,000	1.66	May 4, 2007
-	1,800,000	1,800,000	0.001	March 14, 2010
32,824	200,000	200,000	0.25	May 15, 2012
65,648	400,000	400,000	0.25	May 18, 2012
49,237	300,000	300,000	0.50	December 30, 2012
147,709	2,730,000	2,730,000		

The following table reflects the continuity of contributed surplus:

	Amount
Balance, December 31, 2004	$ -
Stock compensation in 2005	147,709
Balance, December 31, 2005	147,709
Stock compensation in 2006	81,868
Balance, December 31, 2006	$ 229,577

11. SHARES TO BE ISSUED

Pursuant to the RTO agreement, the Company is obligated to issue 5,972,000 shares to common shareholders of Opel Inc. in exchange for their 5,972,000 Exchangeable Shares of Opel Inc. The net acquisition of Tandem has been apportioned as at the RTO date based on the number of shares issued including the reserve of 5,972,000 shares to be issued after giving effect to the 480,000 penalty shares that had accrued to the date of the RTO. The value ascribed to the 5,972,000 shares to be issued was $1,217,408.

As at December 31, 2006, the Company is obligated to issue 840,000 shares to the Tranche 1 private placement investors (refer to note 8) arising from the Company not obtaining a listing on the TSX Venture Exchange by May 31, 2006. The Company is obligated to issue 120,000 shares for each month the Company remains unlisted. 480,000 of the shares that had accrued to the date of the RTO and the capital has been eliminated as part of the RTO accounting. The 360,000 shares that have accrued since the RTO were valued at $216,000 and have been charged to general and administration expense.

12. RELATED PARTY TRANSACTIONS

On October 30, 2006, a Director loaned $14,000 to the Company for a period ending April 30, 2007 at an interest rate of prime plus 1%. A loan agreement was entered into with the Company and 200,000 shares of Richmond Minerals Inc. were pledged as collateral.

13. PER SHARE AMOUNTS

	2006	2005
Numerator		
Net loss	$ (2,308,650)	$ (409,428)
Denominator		
Weighted average number of common shares outstanding	13,649,306	9,480,021
Weighted average number of common shares outstanding - diluted	16,011,308	9,480,021
Basic and diluted loss per share	$ (0.17)	$ (0.04)

The denominator includes the 5,972,000 of shares to be issued (refer to note 11).

The effect of common share purchase options, warrants, broker warrants and shares to be issued on the net loss in 2006 and 2005 is not reflected as it is anti-dilutive.

14. LEASES

The Company has operating leases for office and research facilities. The lease for office facilities was entered into in 2006; the lease for the research facility was entered into in 2005 and amended in 2006.

Rent expense under these leases was $31,214 for 2006 and $25,450 for 2005. Further, as of December 31, 2006, the remaining minimum annual rental payments to the lease expiration dates were:

2007	$ 46,796
2008	30,846
2009	32,592
2010	32,592
2011	12,222
	$ 155,048

15. LICENSE AGREEMENT WITH UNIVERSITY OF CONNECTICUT

The Company has a license agreement with the University of Connecticut for certain intellectual property (the "Intellectual Property"). The license agreement expires when the last patent included in the Intellectual Property expires or otherwise becomes invalid. Under the license agreement the Company is obligated to pay fees based on sales and sublicense revenues, both as defined.

The Company is obligated to pay a fee of $50,000 following the first year sales exceed $100,000. Subsequently, the fee increases in increments of 25% for the third year and every second year thereafter. The maximum fee payable in any year is $1,000,000.

The Company is also obligated to pay a fee annually of 30% of the sublicense revenues it receives from the Intellectual Property through April 28, 2007.

Under the above license agreement, no expense was required to be recognized for any year presented.

16. INCOME TAXES

The following table reconciles the expected income tax recovery at the combined United States and Canadian statutory income tax rate of 34% and 36.12% respectively. (2005 - 34% and 36.12%) to the amounts recognized in the consolidated statements of operations.

		2006		2005
Net loss reflected in consolidated statements of operations	$	**2,308,650**	$	409,428
Expected income tax recovery at combined statutory rates	$	**834,000**	$	148,000
Decrease from:				
Amounts not deductible for tax purposes		**(106,000)**		(50,000)
Valuation allowance		**(728,000)**		(98,000)
Income tax recovery recognized	$	**-**	$	-

The following table reflects future income tax assets at December 31, 2006 and 2005:

		2006		2005
Resource assets	$	**358,000**	$	385,000
Canadian non-capital losses		**516,500**		457,500
US non-capital losses		**973,500**		606,000
		1,848,000		1,448,500
Valuation allowance		**1,848,000**		1,448,500
Future income tax assets recognized	$	**-**	$	-

In addition to capital losses of $4,202,000 (CDN $4,696,000) and resource pools of $1,066,000 (CDN $1,191,000) which have no expiry date, the Company had United States and Canadian tax loss carryforwards of $2,372,000 and $1,533,000 (CDN $1,713,000) respectively which will expire between 2007 and 2026 if not used.

17. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, payables and notes payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximate the carrying values due to their short term nature.

18. SUBSEQUENT EVENTS

On January 30, 2007, the Company closed a convertible debenture financing of $2,000,000 which had been committed by an investor in early December. The debenture matures January 30, 2009, pays interest at the rate of 1% per month (increasing to 1.5% per month if certain events have not occurred by June 30, 2007), and upon completion of a minimum of $5,500,000 equity financing and listing on a Canadian exchange, will be convertible at the option of the lender into either a special warrant or units at $0.40 per unit, each unit will comprise one common share of the Company and one-half common share purchase warrant to purchase additional shares at $0.60 per share for a period of 3 years from the date of conversion.

During the period March 9, 2009 to April 11, 2007, the Company also completed an equity financing of 9,720,370 units of the Company at a price of $0.60 for gross proceeds of $5,832,222. Each unit is comprised of one common share and one-half common share purchase warrant. Each warrant is exercisable into common shares of the Company at a price of $1.00 for a period of 3 years. Of this financing, 5,681,700 units are held in escrow with IBK Capital until such time as the TSX Venture Exchange has set the date of listing.

In connection with these financings, commissions of $783,222 were paid or are payable and 1,472,037 broker warrants were issued or are issuable. Each broker warrant is exercisable into common shares of the Company at a price of $0.60 per share for a period of 2 years from the date of listing on the TSX Venture Exchange.

DIRECTORS:

Denis Colbourne *
Lawrence R. Kunkel *
Leon M. Pierhal
Robert G. Pico
Samuel Peralta *
David Slomka *(nominee)*
Daniel C. Upp

* *current members of audit committee*

OFFICERS:

Robert G. Pico
CHIEF EXECUTIVE OFFICER
Leon M. Pierhal
PRESIDENT
Francisco Middleton
VICE-PRESIDENT, MARKETTING
Michael McCoy
TREASURER
Michel J. Lafrance
SECRETARY
T.F. Vernon Le Page
ASSISTANT SECRETARY

LEGAL CONSULTANTS:

John F. O'Donnell - Toronto
Lavery de Billy, L.L.P. – Montreal
Brown Rudnick Berlack Israels LLP – Boston, MA
McKinnis and Lapera, LLC – Shelton, CT

SHARES LISTED:

TSX Venture Exchange *(conditional)*
Symbol: OPL *(to be confirmed)*

HEAD OFFICE:

Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Tel: (416) 368-9411
Fax: (416) 861-0749

OPERATIONS OFFICE:

3 Corporate Drive
Shelton, CT USA 06484
Tel: (203) 612-2366
Fax: (203) 944-0800

AUDITOR:

Smith, Nixon & Co., LLP
Suite 1900, 390 Bay Street
Toronto, Ontario M5H 2Y2

REGISTRAR AND TRANSFER AGENT:

Equity Transfer & Trust Company
Suite 400, 200 University Avenue
Toronto, Ontario M5H 4H1
Tel: (416) 361-0152
Fax: (416) 361-0470
E-mail: info@equity-transfer.com

INTERNET:

http://www.opelinc.com
E-mail: investors@opelinc.com

SHARE CAPITAL (as at May 19, 2007):

Common Shares

Authorized:	Unlimited
Issued:	28,157,861

Special Voting Share

Issued:	1
Votes:	5,972,000

ANNUAL MEETING:

The *Annual General Meeting of OPEL International Inc.* will be held at 11:00 a.m. (Toronto time) on **Wednesday, June 27th, 2007**, in the Melinda Gallery of the Ontario Club located at 3rd Floor, 1 King Street West in the City of Toronto, Ontario, CANADA.

OPEL International Inc.
Suite 501, 121 Richmond St. West
Toronto, Ontario M5H 2K1
Phone: (416) 368-9411
Fax: (416) 861-0749
http://www.opelinc.com

END